# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Hesai Group, CIK 0001861737
CUSIP: 428050108
Title of class of securities: Class B ordinary shares, par value US$0.0001 per share, represented by American Depository Shares
Address of issuer's principal executive offices: 9th Floor, Building L2-B, 1588 Zhuguang Road, Qingpu District, Shanghai, China (F4), 201702
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001415889-25-004215
Filed by CIK 0001780948

## Reporting persons
- Lightspeed Opportunity Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Lightspeed General Partner Opportunity Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Lightspeed Ultimate General Partner Opportunity Fund, Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Arif Janmohamed: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Ravi Mhatre: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Hesai Group
Address of issuer's principal executive offices: 9th Floor, Building L2-B, 1588 Zhuguang Road, Qingpu District, Shanghai, F4, 201702.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

Lightspeed Opportunity Fund, L.P. ("Opportunity")
Lightspeed General Partner Opportunity Fund, L.P. ("LGP")
Lightspeed Ultimate General Partner Opportunity Fund, Ltd. ("LUGP")
Arif Janmohamed ("Janmohamed")
Ravi Mhatre ("Mhatre")

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
Address of principal business office or, if none, residence:
c/o Lightspeed Venture Partners
2200 Sand Hill Road
Menlo Park, CA 94025
Citizenship:
Opportunity Cayman Islands
LGP Cayman Islands
LUGP Cayman Islands
Janmohamed United States
Mhatre United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
There is no CUSIP number assigned to the Class B ordinary shares. CUSIP number 428050108 has been assigned to the American Depositary Shares ("ADSs") of the Issuer. Each ADS represents one Class B ordinary share.

Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of shares of the Issuer beneficially owned by such Reporting Person as of March 31, 2025 and is incorporated by reference.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentage of the Issuer's Class B ordinary shares beneficially owned by such Reporting Person as of March 31, 2025 and is incorporated by reference.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of March 31, 2025 and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of March 31, 2025 and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of March 31, 2025 and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of March 31, 2025 and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- Lightspeed Opportunity Fund, L.P.: /s/ Ravi Mhatre, See Note 1 (05/15/2025)
- Lightspeed General Partner Opportunity Fund, L.P.: /s/ Ravi Mhatre, By Lightspeed Ultimate General Partner Opportunity Fund, Ltd., its General Partner, By Ravi Mhatre, Duly Authorized Signatory (05/15/2025)
- Lightspeed Ultimate General Partner Opportunity Fund, Ltd.: /s/ Ravi Mhatre, By Ravi Mhatre, Duly Authorized Signatory (05/15/2025)
- Arif Janmohamed: /s/ Arif Janmohamed, Arif Janmohamed (05/15/2025)
- Ravi Mhatre: /s/ Ravi Mhatre, Ravi Mhatre (05/15/2025)
Comment: Note 1: By Lightspeed General Partner Opportunity Fund, L.P., its General Partner, By Lightspeed Ultimate General Partner Opportunity Fund, Ltd., its General Partner, By Ravi Mhatre, Duly Authorized Signatory